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EXHIBIT 11.1

CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)

        Earnings per share for the three and six month periods ended June 30, 2001 and 2002 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2001 and 2002:

	Three months ended June 30,				Six months ended June 30,
	2001		2002		2001		2002
Net income		$2,125		$1,477		$5,922	$5,237
Preferred stock dividends		12		—		32	—

Net income available to common stockholders for basic EPS computation		2,113		1,477		5,890	5,237
Effect of dilutive securities		12		—		32	—

Net income available to common stockholders for diluted EPS computation		$2,125		$1,477		$5,922	$5,237

Weighted average number of common shares outstanding for basic EPS computation		16,592		16,942		16,549	16,918
Effect of dilutive securities:
Stock options		898		516		683	540
Assumed conversion of preferred stock		161		—		293	—

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation		17,651		17,458		17,525	17,458

Basic earnings per common share	$	..13	$	..09	$	..36	$1.07

Diluted earnings per common share		$.12		$.08		$.34	$1.03

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CARRIAGE SERVICES, INC. COMPUTATION OF PER SHARE EARNINGS (unaudited and in thousands, except per share data)